EXHIBIT 4.5

FORM OF

SCRIPPS NETWORKS INTERACTIVE, INC.

RESTRICTED SHARE UNIT AGREEMENT

Summary of Restricted Share Unit Grant

Scripps Networks Interactive, Inc., an Ohio corporation (the “Company”), grants to the Grantee named below, in accordance with the terms of Scripps Networks Interactive, Inc. 2015 Long-Term Incentive Plan (the “Plan”) and this Restricted Share Unit Agreement (the “Agreement”), the following number of Restricted Share Units, on the Date of Grant set forth below:

Name of Grantee:	[●]

Number of Restricted Share Units:	[●]

Date of Grant:	[●]

Vesting Dates:	[●]

Terms of Agreement

1. Grant of Restricted Share Units. Subject to and upon the terms, conditions, and restrictions set forth in the Plan and this Agreement (including the related Acceptance of Award located on the Plan administrator’s website, which is fully incorporated herein), the Company hereby grants to the Grantee as of the Date of Grant, the total number of share units (the “Restricted Share Units”) set forth above. Each Restricted Share Unit shall represent the contingent right to receive one Class A Common Share of the Company (“Share”) and shall at all times be equal in value to one Share. The Restricted Share Units shall be credited in a book entry account established for the Grantee until payment in accordance with Section 4 hereof.

2. Vesting of Restricted Share Units.

(a) The Restricted Share Units shall vest to the extent of [●] of the Restricted Share Units on each of the Vesting Dates set forth above (each a “Vesting Date”) (subject to rounding conventions adopted by the Company from time to time; provided that in no event will the total Shares issued exceed the total units granted under the award), provided that the Grantee shall have remained in the continuous employ of the Company or a Subsidiary through the applicable Vesting Date.

(b) Notwithstanding Section 2(a), the Restricted Share Units that have not yet vested under this Section 2 shall immediately vest if, prior to the applicable Vesting Date: (i) the Grantee ceases to be employed with the Company and its Subsidiaries by reason of death or Disability (defined by reference to the long-term disability plan covering the Grantee that is maintained by the Company or a Subsidiary); (ii) the Grantee terminates employment with the

Company and its Subsidiaries as a result of his Retirement (defined as “early retirement” or “normal retirement” under the Scripps Networks Interactive Pension Plan); or (iii) a Change in Control occurs while the Grantee is employed by the Company or any Subsidiary.

(c) Notwithstanding Section 2(a), a portion of the Restricted Share Units that has not yet vested under Sections 2(a) or 2(b) shall immediately vest if, prior to the applicable Vesting Date, the Company and its Subsidiaries terminate the Grantee’s employment other than for Cause, death or Disability, or, solely if the Grantee is a “Group I Participant” (as defined in the Scripps Networks Interactive, Inc. Executive Severance Plan) on the date of termination of employment, the Grantee terminates his or her employment with the Company and its Subsidiaries for Good Reason. The pro-rata portion of the Restricted Share Units that becomes vested under this Section 2(c), if any, shall be determined by the Company, in its sole discretion, based upon the Grantee’s continuous employment with the Company and its Subsidiaries from the Date of Grant through the date of termination of employment.

3. Forfeiture of Restricted Share Units; Detrimental Activity.

(a) The Restricted Share Units that have not yet vested pursuant to Section 2 (including without limitation any right to dividend equivalents described in Section 6 hereof relating to dividends payable on or after the date of forfeiture) shall be forfeited automatically without further action or notice if the Grantee ceases to be employed by the Company or a Subsidiary other than as provided in Sections 2(b) or 2(c).

(b) The provisions of Section 21 of the Plan regarding Detrimental Activity shall apply to the Restricted Share Units and any amount paid hereunder. This Section 3(b) shall survive and continue in full force in accordance with its terms notwithstanding any termination of the Grantee’s employment or the payment of the Restricted Share Units as provided herein.

4. Payment.

(a) Except as may be otherwise provided in this Section 4, the Company shall deliver to the Grantee (or the Grantee’s estate in the event of death) the Shares underlying the vested Restricted Share Units within sixty (60) days following the date that the Restricted Share Units become vested in accordance with Section 2.

(b) To the extent that the Grantee would satisfy the definition of Retirement upon termination of employment (i.e., the Grantee is “Retirement-eligible”) on the Date of Grant or becomes Retirement-eligible during the vesting period, or the Grantee’s right to receive payment of the Restricted Share Units otherwise constitutes a “deferral of compensation” within the meaning of Section 409A of the Code, then notwithstanding Section 4(a), the Shares underlying the Restricted Share Units that become vested pursuant to Sections 2(b) or 2(c) hereof shall be subject to the following rules:

(i) Except as provided in Section 4(b)(ii), the Shares underlying the vested Restricted Share Units shall be delivered to the Grantee (or the Grantee’s estate in the event of death) within sixty (60) days after the earlier of: (A) the Grantee’s “separation from service” within the meaning of Section 409A of the Code; (B) the occurrence of a “change in the ownership,” a “change in the effective control” or a “change in the ownership of a substantial portion of the assets” of the Company within the meaning of Section 409A of the Code; or (C) the applicable Vesting Date for the Restricted Share Units set forth in Section 2(a).

(ii) If the Restricted Share Units become payable as a result of Section 4(b)(i)(A), the Shares underlying the vested Restricted Share Units shall be delivered during the eighteen (18) day period beginning on the fifty-third (53rd) day after the Grantee’s separation from service; provided, however, that if the Grantee is a “specified employee”, within the meaning of Section 409A of the Code (as determined pursuant to the Company’s policy for identifying specified employees) on the date of the Grantee’s separation from service, then to the extent required to comply with Section 409A of the Code, the Shares underlying the vested Restricted Share Units shall instead be delivered to the Grantee within sixty (60) days after the first business day that is more than six months after the date of his or her separation from service (or, if the Grantee dies during such six-month period, within sixty (60) days after the Grantee’s death).

5. Dividend, Voting and Other Rights. The Grantee shall not possess any incidents of ownership (including, without limitation, dividend and voting rights) in the Shares underlying the Restricted Share Units until such Shares have been delivered to the Grantee in accordance with Section 4 hereof.

6. Payment of Dividend Equivalents. From and after the Date of Grant and until the earlier of (a) the time when the Restricted Share Units are paid in accordance with Section 4 hereof or (b) the time when the Grantee’s right to payment of the Restricted Share Units is forfeited in accordance with Section 3 hereof, on the date that the Company pays a cash dividend (if any) to holders of Shares generally, the Grantee shall be entitled to a cash amount equal to the product of (i) the dollar amount of the cash dividend paid per Share on such date and (ii) the total number of unpaid Restricted Share Units credited to the Grantee as of such date (the “Dividend Equivalent”). The Dividend Equivalent shall be paid to the Grantee at the same time that the related dividend is paid to the holders of Shares. Dividend Equivalents will be subject to any required withholding for federal, state, local, foreign or other taxes.

7. Amendments. Subject to the terms of the Plan, the Committee may modify this Agreement upon written notice to the Grantee. Any amendment to the Plan shall be deemed to be an amendment to this Agreement to the extent that the amendment is applicable hereto.

8. Severability. In the event that one or more of the provisions of this Agreement shall be invalidated for any reason by a court of competent jurisdiction, any provision so invalidated shall be deemed to be separable from the other provisions hereof, and the remaining provisions hereof shall continue to be valid and fully enforceable.

9. Relation to Plan. This Agreement is subject to the terms and conditions of the Plan. This Agreement (including the related Acceptance of Award located on the Plan administrator’s website, which is fully incorporated herein) and the Plan contain the entire agreement and understanding of the parties with respect to the subject matter contained in this Agreement, and supersede all prior written or oral communications, representations and negotiations in respect thereto. In the event of any inconsistency between the provisions of this Agreement and the Plan, the Plan shall govern. Capitalized terms used herein without definition shall have the meanings assigned to them in the Plan.

10. Successors and Assigns. The provisions of this Agreement shall inure to the benefit of, and be binding upon, the permitted successors, administrators, heirs, legal representatives and assigns of the Grantee, and the successors and assigns of the Company.

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed on its behalf by its duly authorized officer and the Grantee has also executed this Agreement, as of the Date of Grant.

SCRIPPS NETWORKS INTERACTIVE, INC.

By:
Kenneth W. Lowe
Chairman, President and Chief Executive Officer